EXHIBIT 99.1

LIVEREEL ANNOUNCES CLOSING OF
NON-BROKERED PRIVATE PLACEMENT

TORONTO, ONTARIO, December 14, 2017 – LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel” or the “Company”) is pleased to announce that it has completed a non-brokered private placement financing (the “Offering”), pursuant to which the Company issued 5,532,500 common shares of the Company at a price of $0.10 per common share for gross proceeds of $553,250. The proceeds of the Offering are expected to be used to advance ongoing product development and growth initiatives in the cannabis industry and for general corporate purposes and working capital needs.

The common shares sold under the Offering are subject to a four month hold period which, under applicable Canadian securities laws, expires on April 15, 2018, and such further restrictions as may apply under foreign securities laws.

The securities issued in connection with the Offering have not been registered under the Securities Act of 1933, as amended, or any state securities laws and they may not be offered or sold in the United States absent of registration or an applicable exemption from registration requirements. This press release does not constitute a solicitation or offering to purchase common shares or any other securities of the Company. All references to dollar amounts in this press release are in Canadian Dollars unless stated otherwise.

About LiveReel

LiveReel is Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. Management is currently evaluating investment opportunities related to the processing and production verticals of the cannabis sector.

Contact:
Taz Turner
Interim CEO
T: (917) 843-2169
E: taz@cordovacann.com